SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-29544; File No. 812-13816]

MetLife Insurance Company of Connecticut, et al.

December 28, 2010

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application for an order pursuant to Section 26(c) of the Investment Company Act of 1940 (the "Act") approving certain substitutions of securities and an order of exemption pursuant to Section 17(b) of the Act from Section 17(a) of the Act.

Applicants: MetLife Insurance Company of Connecticut ("MetLife of CT"), MetLife of CT Separate Account Eleven for Variable Annuities ("Separate Account Eleven"), MetLife of CT Separate Account QPN for Variable Annuities ("Separate Account QPN"), MetLife of CT Fund UL for Variable Life Insurance ("Fund UL"), MetLife of CT Fund UL III for Variable Life Insurance ("Fund UL III"), MetLife of CT Separate Account CPPVUL I ("Separate Account CPPVUL 1"), MetLife Investors Insurance Company ("MetLife Investors"), MetLife Investors Variable Annuity Account One ("VA Account One"), MetLife  Investors Variable Life Account One ("VL Account One"), First MetLife Investors Insurance Company ("First MetLife Investors"), First MetLife Investors Variable Annuity Account One ("First VA Account One"), MetLife Investors USA Insurance Company ("MetLife Investors USA"), MetLife Investors USA Separate Account A ("Separate Account A"), Metropolitan Life Insurance Company ("MetLife"), Metropolitan Life Separate Account DCVL ("Separate Account DCVL"), Metropolitan Life Separate Account UL ("Separate Account UL"), Metropolitan Life Variable Annuity Separate Account II ("Separate Account II"), Security Equity Separate Account No. 13S ("SE Separate Account 13S"), Security Equity Separate Account No. 485 ("SE Separate Account 485"), General

American Life Insurance Company ("General American"), General American Separate Account Seven ("GA Separate Account Seven"), General American Separate Account Eleven ("GA Separate Account Eleven"), General American Separate Account Thirty-Three ("GA Separate Account Thirty-Three"), (together with Separate Account Eleven, Separate Account QPN, Fund UL, Fund UL III, Separate Account CPPVUL 1, VA Account One, VL Account One, First VA Account One, Separate Account A, Separate Account DCVL, Separate Account UL, Separate Account II, SE Separate Account 13S, SE Separate Account 485, GA Separate Account Seven, GA Separate Account Eleven, GA Separate Account Thirty-Three, the "Separate Accounts"), Met Investors Series Trust ("MIST") and Metropolitan Series Fund, Inc. ("Met Series Fund") (together with MIST, the "Investment Companies"). The Insurance Companies and the Separate Accounts are referred to as the "Substitution Applicants." The Insurance Companies, the Separate Accounts and the Investment Companies are referred to as the "Section 17 Applicants."

Summary of Application: Applicants seek an order approving the substitution of certain series of the Investment Companies for shares of series of other unaffiliated registered investment companies held by the Separate Accounts to fund certain group and individual variable annuity contracts and variable life insurance policies issued by the Insurance Companies (collectively, the "Contracts"). The Section 17 Applicants seek an order pursuant to Section 17(b) of the Act to permit certain in-kind transactions in connection with certain of the Substitutions.

Filing Date: The application was filed on August 26, 2010, and an amended and restated application was filed on December 9, 2010 and December 27, 2010.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Secretary of the Commission and serving Applicants with a copy of the request personally or by

2

mail.  Hearing requests should be received by the Commission by 5:30 p.m. on January 21, 2011, and should be accompanied by proof of service on Applicants, in the form of an affidavit or for lawyers a certificate of service.  Hearing requests should state the nature of the writer's interest, the reason for the request and the issue contested.  Persons may request notification of a hearing by writing to the Secretary of the Commission.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.  Applicants c/o Paul G. Cellupica, Chief Counsel - Securities Regulation and Corporate Services, MetLife Group, 1095 Avenue of the Americas, 40th Floor, New York, NY 10036 and David C. Mahaffey, Esq., Sullivan & Worcester LLP, 1666 K Street, NW, Washington, DC 20006.

For Further Information Contact: Alison T. White, Senior Counsel, or Joyce M. Pickholz, Branch Chief, Office of Insurance Products, Division of Investment Management, at (202) 551-6795.

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Applicants' Representations:

1.      MetLife of CT is a stock life insurance company organized in 1863 under the laws of Connecticut.  MetLife Investors is a stock life insurance company organized on August 17, 1981 under the laws of Missouri.  First MetLife Investors is a stock life insurance company organized on December 31, 1992 under the laws of New York.  MetLife Investors USA is a stock life insurance company organized on September 13, 1960 under the laws of Delaware.  MetLife is a stock life insurance company organized in 1868 under the laws of New York.  General American is a stock life insurance company organized in 1933 under the laws of Missouri.

2.      Separate Account Eleven, Fund UL, Fund UL III, VA Account One, VL Account One, First VA Account One, Separate Account A, Separate Account UL, Separate Account II, SE Separate Account 13S and GA Separate Account Eleven are registered under the Act as unit investment trusts for the purpose of funding the Contracts.  Security interests under the Contracts have been registered under the Securities Act of 1933.

3.      Separate Account QPN is exempt from registration under the Act. Security interests under the Contracts have been registered under the Securities Act of 1933.

4.      Separate Account CPPVUL1, Separate Account DCVL, Separate Account 485, GA Separate Account Seven and GA Separate Account Thirty-Three serve as separate account funding vehicles for certain Contracts that are exempt from registration under Section 4(2) of the Securities Act of 1933 and Regulation D thereunder.

5.      Although Separate Account QPN, Separate Account CPPVUL1, Separate Account DCVL, Separate Account 485, GA Separate Account Seven and GA Separate Account Thirty-Three are exempt from registration under the Act, they would be subject to the investment limitations of Section 12 but for the exclusion contained in Section 12(d)(1)(E) of the Act.  To rely on such exclusion, an investment company that is not a registered investment company must, among other things, agree to refrain from substituting a security unless the Commission approves the substitution in the manner provided in Section 26 of the Act.

6.      MIST and Met Series Fund are each registered under the Act as open-end management investment companies of the series type, and their securities are registered under the Securities Act of 1933.  Metlife Advisers, LLC serves as investment adviser to MIST and Met Series Fund.

7.      The Contracts permit the applicable Insurance Company, subject to compliance with applicable law, to substitute shares of another investment company for shares of an investment company held by a sub-account of the Separate Accounts.  The prospectuses for the Contracts

and the Separate Accounts contain appropriate disclosures of this right. File numbers for the Contracts, the Separate Accounts and the Investment Companies are set forth in the application.

8.      Each Insurance Company, on its behalf and on behalf of the Separate Accounts proposes to make certain substitutions of shares of 11 funds (the "Existing Funds") held in sub-accounts of its respective Separate Accounts for certain series (the "Replacement Funds") of MIST and Met Series Fund.

9.      The proposed substitutions are as follows: (a) Third Avenue Small Cap Value Portfolio for Delaware VIP Small Cap Value Series; (b) RCM Technology Portfolio for Janus Aspen Global Technology Portfolio; (c) Davis Venture Value Portfolio for Legg Mason ClearBridge Variable Capital Portfolio; (d) MFS Research International Portfolio for Legg Mason Global Currents Variable International All Cap Opportunity Portfolio; (e) Western Asset Management Strategic Bond Opportunities Portfolio for Legg Mason Western Asset Variable Diversified Strategic Income Portfolio; (f) Western Asset Management Strategic Bond Opportunities Portfolio for Legg Mason Western Asset Variable Strategic Bond Portfolio; (g) PIMCO Total Return Portfolio for Pioneer Bond VCT Portfolio; (h) Pioneer Fund Portfolio for Pioneer Fund VCT Portfolio; (i) Met/Templeton Growth Portfolio for Templeton Growth Securities Fund; (j) Met/Templeton Growth Portfolio for Templeton Growth Fund, Inc.; (k) Van Eck Global Natural Resources Portfolio for Van Eck VIP Global Hard Assets Fund.

10.     The following is a summary of the investment objectives and policies of each Existing Fund and its corresponding Replacement Fund. Additional information including asset sizes, risk factors and comparative performance history for each Existing Fund and Replacement Fund can be found in the Application.

| EXISTING FUND | REPLACEMENT FUND |
|---|---|
| **Delaware VIP Small Cap Value Series -** seeks capital appreciation. The Series invests at least 80% of its assets in investments of small companies whose stock prices appear low relative to their underlying value or future potential. | **Third Avenue Small Cap Value Portfolio** – seeks long-term capital appreciation. The Portfolio invests at least 80% of its assets in equity securities of well-financed small companies (meaning companies with high quality assets and a relative absence of liabilities) at a discount to what the subadviser believes is the intrinsic value. |
| **Janus Aspen Global Technology Portfolio –** seeks long-term growth of capital. The Portfolio invests, under normal circumstances, at least 80% of its net assets in securities of companies that the adviser believes will benefit significantly from advances or improvements in technology. | **RCM Technology Portfolio –** seeks capital appreciation; no consideration is given to income. The Portfolio invests, under normal circumstances, at least 80% of its assets in common stocks of companies which utilize new, creative or different, or "innovative" technologies. |
| **Legg Mason ClearBridge Variable Capital Portfolio** – seeks capital appreciation through investment in securities which the portfolio manager believes have above-average capital appreciation potential. | **Davis Venture Value Portfolio** – seeks growth of capital. The Portfolio invests, under normal circumstances, the majority of its assets in equity securities of companies with market capitalizations of at least $10 billion. |
| **Legg Mason Global Currents Variable International All Cap Opportunity Portfolio** – seeks total return on its assets from growth of capital and income. Normally, the Portfolio invests 80% of its net assets in a diversified portfolio of equity securities of foreign companies and invests substantially all of its assets outside of the United States. | **MFS Research International Portfolio –** seeks capital appreciation. The Portfolio invests, under normal circumstances, primarily in foreign equity securities, including emerging market equity securities. |
| **Legg Mason Western Asset Variable Diversified Strategic Income Portfolio –** seeks high current income. The Portfolio normally invests in fixed income securities, including related securities and instruments. | **Western Asset Management Strategic Bond Opportunities Portfolio** – seeks to maximize total return consistent with preservation of capital. The Portfolio invests, under normal circumstances, at least 80% of its assets in three classes of bonds and other fixed-income securities. |
| **Legg Mason Western Asset Variable Strategic Bond Portfolio** – seeks to maximize current income consistent with preservation of capital. Under normal circumstances, the Portfolio invests at least 80% of its assets in fixed income securities and related instruments. | **Western Asset Management Strategic Bond Opportunities Portfolio** – seeks to maximize total return consistent with preservation of capital. The Portfolio invests, under normal circumstances, at least 80% of its assets in three classes of bonds and other fixed-income securities. |
| **Pioneer Bond VCT Portfolio** – seeks to provide current income from an investment grade portfolio with due regard to preservation of capital and prudent investment risk. | **PIMCO Total Return Portfolio –** seeks maximum total return, consistent with the preservation of capital and prudent investment management. |
| **Pioneer Fund VCT Portfolio –** seeks reasonable income and capital growth. The Portfolio primarily invests in securities of U.S. issuers. | **Pioneer Fund Portfolio –** seeks reasonable income and capital growth. The Portfolio normally invests substantially in equity securities, primarily of U.S. issuers. |

| EXISTING FUND | REPLACEMENT FUND |
|---|---|
| **Templeton Growth Securities Fund** - seeks long-term capital growth. The Fund normally invests in the equity securities of companies located anywhere in the world, including emerging markets. | **Met/Templeton Growth Portfolio** – seeks long-term capital growth. The Portfolio, under normal circumstances, primarily invests in the equity securities of companies of various market capitalizations located anywhere in the world, including emerging markets. |
| **Templeton Growth Fund, Inc.** – seeks long-term capital growth. The Fund, under normal circumstances, primarily invests in the equity securities and companies of various market capitalizations located anywhere in the world, including emerging markets. | **Met/Templeton Growth Portfolio** – seeks long-term capital growth. The Portfolio, under normal circumstances, primarily invests in the equity securities of companies of various market capitalizations located anywhere in the world, including emerging markets. |
| **Van Eck VIP Global Hard Assets Fund** – seeks long-term capital appreciation by investing primarily in hard-asset securities. Income is a secondary consideration. | **Van Eck Global Natural Resources Portfolio** – seeks long-term capital appreciation with income as a secondary consideration. Under normal market conditions, the Portfolio invests at least 80% of its net assets in securities of natural resource companies and in instruments that derive their value from natural resources. |

11.    The management fees, 12b-1 fees (if applicable), other expenses and total operating

expenses for each Existing ("Old Fund") and Replacement Fund ("New Fund") are as follows:

|  | Management fees | 12b-1 fees | Other expenses | Waiver/ Reimbursemt | Total expenses |
|---|---|---|---|---|---|
| New Fund:  Third Avenue Small Cap Portfolio – Class A | .74% | --- | .04% | --- | .78% |
| Old Fund: Delaware VIP Small Cap Value Series – Standard Class | .74% | --- | .11% | --- | .85% |
|  |  |  |  |  |  |
| New Fund:  Third Avenue Small Cap Portfolio – Class B | .74% | .25% | .04% | --- | 1.03% |
| Old Fund: Delaware VIP Small Cap Value Series – Service Class | .74% | .30% | .11% | .05% | 1.10% |
|  |  |  |  |  |  |
| New Fund: RCM Technology Portfolio – Class B | .88% | .25% | .08% | --- | 1.21% |
| Old Fund: Janus Aspen Global Technology Portfolio – Service Class | .64% | .25% | .33% | --- | 1.22% |

|  | Management fees | 12b-1 fees | Other expenses | Waiver/ Reimburs emt | Total expenses |
|---|---|---|---|---|---|
|  |  |  |  |  |  |
| New Fund: Davis Venture Value Portfolio – Class B | .71% | .25% (.50%) | .03% | .05% | .94% |
| Old Fund: Legg Mason ClearBridge Variable Capital Portfolio | .75% | .25% | .14% | .14% | 1.00% |
|  |  |  |  |  |  |
| New Fund: MFS Research International Portfolio – Class B | .71% | .25% (.50%) | .10% | --- | 1.06% |
| Old Fund: Legg Mason Global Currents Variable International All Cap Opportunity Portfolio | .85% | --- | .25% | --- | 1.10% |
|  |  |  |  |  |  |
| New Fund: Western Asset Management Strategic Bond Opportunities Portfolio – Class B | .62% | .25% (.50%) | .07% | .04% | .90% |
| Old Fund: Legg Mason Western Asset Variable Diversified Strategic Income Portfolio | .65% | --- | .30% | --- | .95% |
|  |  |  |  |  |  |
| New Fund: Western Asset Management Strategic Bond Opportunities Portfolio – Class B | .62% | .25% (.50%) | .07% | .04% | .90% |
| Old Fund: Legg Mason Western Asset Variable Strategic Bond Portfolio – Class I | 65% | --- | .31% | --- | .96% |
|  |  |  |  |  |  |
| New Fund: PIMCO Total Return Portfolio – Class B | .48% | .25% (.50%) | .04% | --- | .77% |
| Old Fund: Pioneer Bond VCT Portfolio – Class II | .50% | .25% | .26% | .14% | .87% |
|  |  |  |  |  |  |
| New Fund: Pioneer Fund Portfolio – Class B | .66% | .25% (.50%) | .08% | --- | .99% |
| Old Fund: Pioneer Fund VCT Portfolio – Class II | .65% | .25% | .09% | --- | .99% |
|  |  |  |  |  |  |
| New Fund: Met/Templeton Growth Portfolio – Class A | .69% | --- | .18% | .07% | .80% |
| Old Fund: Templeton Growth | .75% | --- | .04% | --- | .79% |

| | Management fees | 12b-1 fees | Other expenses | Waiver/ Reimbursemt | Total expenses |
|---|---|---|---|---|---|
| Securities Fund – Class 1 | | | | | |
| | | | | | |
| New Fund: Met/Templeton Growth Portfolio – Class B | .69% | .25% (.50%) | .18% | .07% | 1.05% |
| Old Fund: Templeton Growth Securities Fund – Class 2 | .75% | .25% | .04% | --- | 1.04% |
| | | | | | |
| New Fund: Met/Templeton Growth Portfolio – Class E | .69% | .15% (.25%) | .18% | .07% | .95% |
| Old Fund: Templeton Growth Fund – Class A | .59% | .25% | .28% | --- | 1.12% |
| | | | | | |
| New Fund: Van Eck Global Natural Resources Portfolio – Class A | .79% | --- | .08% | --- | .87% |
| Old Fund: Van Eck VIP Global Hard Assets Fund – Initial Class | .96% | --- | .15% | --- | 1.11% |

12.     MetLife Advisers, LLC is the adviser of each of the Replacement Funds.  Each

Replacement Fund currently offers up to four classes of shares, three of which, Class A, Class B

and Class E are involved in the substitutions.

13.     The Applicants believe the substitutions will provide significant benefits to Contract

owners, including improved selection of sub-advisers and simplification of fund offerings

through the elimination of overlapping offerings.

14.     As a result of the substitutions, the number of investment options offered under

substantially all of the Contracts will not change (currently ranges in number from 12 to 121).

For the limited number of Contracts that will experience a reduction in the number of available

investment options, no contract will ever be reduced by more than 2 investment options after the

substitutions.

15.	Those substitutions which replace investment options advised by investment advisers that are not affiliated with the Substitution Applicants with funds for which MetLife Advisers, LLC acts as investment adviser will permit each adviser, under the Multi-Manager Order, [IC-22824 (1997) and IC-23859 (1999)], to hire, monitor and replace sub-advisers as necessary to achieve optimal performance.

16.	Contract owners with sub-account balances invested (through the separate account) in shares of the Replacement Funds, except for the Templeton Growth Securities Fund/Met/Templeton Growth Portfolio substitution, will have the same or lower total expense ratios taking into account fund expenses and current fee waivers.

17.	In the following substitutions, the management fee and/or applicable Rule 12b-1 fee of the Replacement Fund are either currently higher, or, at certain management fee breakpoints, may be higher than those of the respective Existing Fund:  Delaware VIP Small Cap Value Series/Third Avenue Small Cap Value Portfolio; Janus Aspen Global Technology Portfolio/RCM Technology Portfolio, Legg Mason Global Currents Variable International All Cap Opportunity Portfolio/MFS Research International Portfolio; Legg Mason Western Asset Variable Diversified Strategic Income Portfolio/Western Asset Management Strategic Bond Opportunities Portfolio; Legg Mason Western Asset Variable Strategic Bond Portfolio/Western Asset Management Strategic Bond Opportunities Portfolio; Pioneer Fund VCT Portfolio/Pioneer Fund Portfolio ; Templeton Growth Fund, Inc./Met/Templeton Growth Portfolio; and Templeton Growth Securities Fund/Met/Templeton Growth Portfolio.

18.	The Substitution Applicants propose to limit Contract charges attributable to Contract value invested in the Replacement Funds following the proposed substitutions to a rate that would offset the difference in the expense ratio between each Existing Fund's net expense ratio and the net expense ratio for the respective Replacement Fund.

19.     Except for the Templeton Growth Securities Fund/Met/Templeton Growth Portfolio substitution where there is an increase in net expenses after waivers of 0.01% and the Pioneer Fund VCT Portfolio/Pioneer Fund Portfolio where there is no increase or decrease in net expense ratios, after waivers, the substitutions will result in decreased net expense ratios, after waivers, ranging from 1 basis points to 24 basis points. Moreover, there will be no increase in Contract fees and expenses, including mortality and expense risk fees and administration and distribution fees charged to the Separate Accounts as a result of the substitutions.

20.     The Substitution Applicants believe that the Replacement Funds have investment objectives, policies and risk profiles, as described in their prospectuses, that are substantially the same as, or sufficiently similar to, the corresponding Existing Funds to make those Replacement Funds appropriate candidates as substitutes.

21.     In addition, after the substitutions, neither MetLife Advisers, LLC nor any of their affiliates will receive compensation from the charges to the Separate Accounts related to the Contracts or from Rule 12b-1 fees or revenue sharing from the Replacement Funds in excess of the compensation currently received from the investment advisers or distributors of the Existing Funds.

22.     The share classes of the Replacement Funds are either identical to or less than the share classes of the Existing Funds with respect to the imposition of Rule 12b-1 fees currently imposed, except with respect to the substitution of MFS Research International Portfolio (Class B shares – 0.25%) for Legg Mason Global Currents Variable International All Cap Opportunity Portfolio (single share class – 0%); Western Asset Management Strategic Bond Opportunities Portfolio (Class B shares – 0.25%) for Legg Mason Western Asset Variable Diversified Strategic Income Portfolio – (single share class – 0%); Western Asset Management Strategic Bond

Opportunities Portfolio (Class B shares – 0.25%) for Legg Mason Western Asset Variable Strategic Bond Portfolio (Class I – 0%).

23.     Each MIST and Met Series Fund Replacement Fund's Class B shares Rule 12b-1 fees can be raised to 0.50%, each MIST Replacement Fund's Class E shares Rule 12b-1 fees can be raised to 0.25% and each Met Series Fund Replacement Fund's Class E shares Rule 12b-1 fees can be raised to 0.50% of net assets by the Replacement Fund's Board of Directors/Trustees without shareholder approval.  However, Met Series Fund and MIST represent that Rule 12b-1 fees of the Class B and Class E shares of the Replacement Funds issued in connection with the proposed substitutions will not be raised above the current rate without approval of a majority in interest of the respective Replacement Funds' shareholders after the substitutions.

24.     The distributors of the Existing Funds pay to the Insurance Companies, or their affiliates, any 12b-1 fees associated with the class of shares sold to the Separate Accounts.  Similarly, the distributors for MIST and Met Series Fund will receive from the applicable class of shares held by the Separate Accounts Rule 12b-1 fees in the same amount or a lesser amount than the amount paid by the Existing Funds, except as described above.

25.     Further, in addition to any Rule 12b-1 fees, the investment advisers or distributors of the Existing Funds pay the Insurance Companies or one of their affiliates from 0 to 50 basis points for the Existing Funds' classes of shares involved in the substitutions.  Following the substitutions, these payments will not be made on behalf of the Replacement Funds.  Rather, the Insurance Companies or their affiliates will have available both the 25 and 15 basis points in Rule 12b-1 fees from the Replacement Funds (with respect to Class B and Class E shares, respectively) and, as owners of the Replacement Funds' adviser, profit distributions from the adviser.  These profits from investment advisory fees may be more or less than the fees being paid by the Existing Funds.

Applicants' Legal Analysis and Conditions:

1.      The Substitution Applicants request that the Commission issue an order pursuant to

Section 26(c) of the Act approving the proposed substitutions.

2.      Applicants represent that the Contracts permit the applicable Insurance Company, subject

to compliance with applicable law, to substitute shares of another investment company for shares

of an investment company held by a sub-account of the Separate Accounts. The prospectuses for

the Contracts and the Separate Accounts contain appropriate disclosure of this right.

3.      By a supplement to the prospectuses for the Contracts and the Separate Accounts, each

Insurance Company has notified all owners of the Contracts of its intention to take the necessary

actions, including seeking the order requested by this Application, to substitute shares of the

funds as described herein.  The supplement has advised Contract owners that from the date of the

supplement until the date of the proposed substitution, owners are permitted to make one transfer

of Contract value (or annuity unit exchange) out of the Existing Fund sub-account to one or more

other sub-accounts without the transfer (or exchange) being treated as one of a limited number of

permitted transfers (or exchanges) or a limited number of transfers (or exchanges) permitted

without a transfer charge.  The supplement also has informed Contract owners that the Insurance

Company will not exercise any rights reserved under any Contract to impose additional

restrictions on transfers until at least 30 days after the proposed substitutions.  The supplement

has also advised Contract owners that for at least 30 days following the proposed substitutions,

the Insurance Companies will permit Contract owners affected by the substitutions to make one

transfer of Contract value (or annuity unit exchange) out of the Replacement Fund sub-account

to one or more other sub-accounts without the transfer (or exchange) being treated as one of a

limited number of permitted transfers (or exchanges) or a limited number of transfers (or

exchanges) permitted without a transfer charge.

4.      The proposed substitutions will take place at relative net asset value with no change in

the amount of any Contract owner's Contract value, cash value, or death benefit or in the dollar

value of his or her investment in the Separate Accounts.

5.      The process for accomplishing the transfer of assets from each Existing Fund to its

corresponding Replacement Fund will be determined on a case-by-case basis.  In most cases, it is

expected that the substitutions will be effected by redeeming shares of an Existing Fund for cash

and using the cash to purchase shares of the Replacement Fund.  In certain other cases, it is

expected that the substitutions will be effected by redeeming the shares of an Existing Fund in-

kind; those assets will then be contributed in-kind to the corresponding Replacement Fund to

purchase shares of that Fund.  All in-kind redemptions from an Existing Fund of which any of

the Substitution Applicants is an affiliated person will be effected in accordance with the

conditions set forth in the Commission's no-action letter issued to Signature Financial Group,

Inc. (available December 28, 1999).

6.      Contract owners will not incur any fees or charges as a result of the proposed

substitutions, nor will their rights or an Insurance Company's obligations under the Contracts be

altered in any way.  All expenses incurred in connection with the proposed substitutions,

including brokerage, legal, accounting, and other fees and expenses, will be paid by the

Insurance Companies.  In addition, the proposed substitutions will not impose any tax liability on

Contract owners.  The proposed substitutions will not cause the Contract fees and charges

currently being paid by existing Contract owners to be greater after the proposed substitutions

than before the proposed substitutions.  No fees will be charged on the transfers made at the time

of the proposed substitutions, because the proposed substitutions will not be treated as a transfer

for the purpose of assessing transfer charges or for determining the number of remaining

permissible transfers in a Contract year.

7.      In addition to the prospectus supplements distributed to owners of Contracts, within five

business days after the proposed substitutions are completed, Contract owners will be sent a

written notice informing them that the substitutions were carried out and that they may make one

transfer of all Contract value or cash value under a Contract invested in any one of the sub-

accounts on the date of the notice to one or more other sub-accounts available under their

Contract at no cost and without regard to the usual limit on the frequency of transfers among

sub-accounts or from the variable account options to the fixed account options. The notice will

also reiterate that (other than with respect to "market timing" activity) the Insurance Company

will not exercise any rights reserved by it under the Contracts to impose additional restrictions on

transfers or to impose any charges on transfers until at least 30 days after the proposed

substitutions.  The Insurance Companies will also send each Contract owner current prospectuses

for the Replacement Funds involved to the extent that they have not previously received a copy.

8.      Each Insurance Company also is seeking approval of the proposed substitutions from any

state insurance regulators whose approval may be necessary or appropriate.

9.      The Substitution Applicants agree that for those who were Contract owners on the date of

the proposed substitutions, the Insurance Companies will reimburse, on the last business day of

each fiscal period (not to exceed a fiscal quarter) during the twenty-four months following the

date of the proposed substitutions, those Contract owners whose sub-account invests in the

Replacement Fund such that the sum of the Replacement Fund's net operating expenses (taking

into account fee waivers and expense reimbursements) and sub-account expenses (asset-based

fees and charges deducted on a daily basis from sub-account assets and reflected in the

calculation of sub-account unit values) for such period will not exceed, on an annualized basis,

the sum of the Existing Fund's net operating expenses taking into account fee waivers and

expense reimbursements and sub-account expenses for fiscal year 2009, except with respect to the Delaware VIP Small Cap Value Series/Third Avenue Small Cap Value Portfolio, Janus Aspen Global Technology Portfolio/RCM Technology Portfolio, Legg Mason Global Currents Variable International All Cap Opportunity Portfolio/MFS Research International Portfolio, Legg Mason Western Asset Variable Diversified Strategic Income Portfolio/Western Asset Management Strategic Bond Opportunities Portfolio, Legg Mason Western Asset Variable Strategic Bond Portfolio/Western Asset Management Strategic Bond Opportunities Portfolio, Pioneer Fund VCT Portfolio/Pioneer Fund Portfolio, Templeton Growth Fund, Inc./Met/Templeton Growth Portfolio, and Templeton Growth Securities Fund/Met/Templeton Growth Portfolio substitutions.

10.     With respect to the Delaware VIP Small Cap Value Series/Third Avenue Small Cap Value Portfolio, Janus Aspen Global Technology Portfolio/RCM Technology Portfolio, Legg Mason Global Currents Variable International All Cap Opportunity Portfolio/MFS Research International Portfolio, Legg Mason Western Asset Variable Diversified Strategic Income Portfolio/Western Asset Management Strategic Bond Opportunities Portfolio, Legg Mason Western Asset Variable Strategic Bond Portfolio/Western Asset Management Strategic Bond Opportunities Portfolio, Pioneer Fund VCT Portfolio/Pioneer Fund Portfolio substitutions, Templeton Growth Fund, Inc./Met/Templeton Growth Portfolio, and Templeton Growth Securities Fund/Met/Templeton Growth Portfolio substitutions, the reimbursement agreement with respect to the Replacement Fund's operating expenses and sub-account expenses, will extend for the life of each Contract outstanding on the date of the proposed substitutions.

11.     The Substitution Applicants further agree that, except with respect to the Delaware VIP Small Cap Value Series/Third Avenue Small Cap Value Portfolio, Janus Aspen Global Technology Portfolio/RCM Technology Portfolio, Legg Mason Global Currents Variable International All Cap Opportunity Portfolio/MFS Research International Portfolio, Legg Mason

Western Asset Variable Diversified Strategic Income Portfolio/Western Asset Management Strategic Bond Opportunities Portfolio, Legg Mason Western Asset Variable Strategic Bond Portfolio/Western Asset Management Strategic Bond Opportunities Portfolio, Pioneer Fund VCT Portfolio/Pioneer Fund Portfolio, Templeton Growth Fund, Inc./Met/Templeton Growth Portfolio and Templeton Growth Securities Fund/Met/Templeton Growth Portfolio substitutions, the Insurance Companies will not increase total separate account charges (net of any reimbursements or waivers) for any existing owner of the Contracts on the date of the substitutions for a period of two years from the date of the substitutions.

12.     With respect to the Delaware VIP Small Cap Value Series/Third Avenue Small Cap Value Portfolio, Janus Aspen Global Technology Portfolio/RCM Technology Portfolio, Legg Mason Global Currents Variable International All Cap Opportunity Portfolio/MFS Research International Portfolio, Legg Mason Western Asset Variable Diversified Strategic Income Portfolio/Western Asset Management Strategic Bond Opportunities Portfolio, Legg Mason Western Asset Variable Strategic Bond Portfolio/Western Asset Management Strategic Bond Opportunities Portfolio, Pioneer Fund VCT Portfolio/Pioneer Fund Portfolio, Templeton Growth Fund, Inc./Met/Templeton Growth Portfolio, and Templeton Growth Securities Fund/Met/Templeton Growth Portfolio substitutions, the agreement not to increase the separate account charges will extend for the life of each Contract outstanding on the date of the proposed substitutions.

13.     In each case, the applicable Insurance Companies believe that it is in the best interests of the Contract owners to substitute the Replacement Fund for the Existing Fund.  The Insurance Companies believe that in cases where the Replacement Fund has a new sub-adviser, the new sub-adviser will, over the long term, be positioned to provide at least comparable performance to that of the Existing Fund's sub-adviser.

14.     The Substitution Applicants anticipate that Contract owners will be better off with the array of sub-accounts offered after the proposed substitutions than they have been with the array of sub-accounts offered prior to the substitutions.

15.     The Substitution Applicants submit that none of the proposed substitutions is of the type that Section 26(c) was designed to prevent.

16.     The Substitution Applicants request an order of the Commission pursuant to Section 26(c) of the Act approving the proposed substitutions by the Insurance Companies.

17.     The Section 17 Applicants request an order under Section 17(b) exempting them from the provisions of Section 17(a) to the extent necessary to permit the Insurance Companies to carry out each of the proposed substitutions.

18.     Section 17(a)(1) of the Act, in relevant part, prohibits any affiliated person of a registered investment company, or any affiliated person of such person, acting as principal, from knowingly selling any security or other property to that company.  Section 17(a)(2) of the Act generally prohibits the persons described above, acting as principals, from knowingly purchasing any security or other property from the registered company.

19.     Because shares held by a separate account of an insurance company are legally owned by the insurance company, the Insurance Companies and their affiliates collectively own of record substantially all of the shares of MIST and Met Series Fund.  Therefore, MIST and Met Series Fund and their respective funds are arguably under the control of the Insurance Companies notwithstanding the fact that Contract owners may be considered the beneficial owners of those shares held in the Separate Accounts.  If MIST and Met Series Fund and their respective funds are under the control of the Insurance Companies, then each Insurance Company is an affiliated person or an affiliated person of an affiliated person of MIST and Met Series Fund and their respective funds.  If MIST and Met Series Fund and their respective funds are under the control

of the Insurance Companies, then MIST and Met Series Fund and their respective funds are affiliated persons of the Insurance Companies.

20.     Regardless of whether or not the Insurance Companies can be considered to control MIST and Met Series Fund and their respective funds, because the Insurance Companies own of record more than 5% of the shares of each of them and are under common control with each Replacement Fund's investment adviser, the Insurance Companies are affiliated persons of both MIST and Met Series Fund and their respective funds.  Likewise, their respective funds are each an affiliated person of the Insurance Companies.

21.     The Insurance Companies, through their separate accounts in the aggregate own more than 5% of the outstanding shares of the following Existing Funds:  Janus Aspen Global Technology Portfolio, Legg Mason Clearbridge Variable Capital Portfolio, Legg Mason Global Currents Variable International All Cap Opportunity Portfolio, Legg Mason Western Asset Variable Diversified Strategic Income Portfolio, Legg Mason Western Asset Variable Strategic Bond Portfolio, Pioneer Bond VCT Portfolio and Pioneer Fund VCT Portfolio.  Therefore, each Insurance Company is an affiliated person of those funds.

22.     Because the substitutions may be effected, in whole or in part, by means of in-kind redemptions and purchases, the substitutions may be deemed to involve one or more purchases or sales of securities or property between affiliated persons.  The proposed transactions may involve a transfer of portfolio securities by the Existing Funds to the Insurance Companies; immediately thereafter, the Insurance Companies would purchase shares of the Replacement Funds with the portfolio securities received from the Existing Funds.  Accordingly, as the Insurance Companies and certain of the Existing Funds listed above, and the Insurance Companies and the Replacement Funds, could be viewed as affiliated persons of one another

under Section 2(a)(3) of the Act, it is conceivable that this aspect of the substitutions could be viewed as being prohibited by Section 17(a).

23.     Section 17(b) of the Act provides that the Commission may, upon application, grant an order exempting any transaction from the prohibitions of Section 17(a) if the evidence establishes that: (a)  the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (b)  the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and records filed under the Act; and (c)  the proposed transaction is consistent with the general purposes of the Act.

24.     The Section 17 Applicants submit that for all the reasons stated above the terms of the proposed in-kind purchases of shares of the Replacement Funds by the Insurance Companies, including the consideration to be paid and received, as described in this Application, are reasonable and fair and do not involve overreaching on the part of any person concerned.  The Section 17 Applicants also submit that the proposed in-kind purchases by the Insurance Companies are consistent with the policies of: (a) MIST and of its Third Avenue Small Cap Value, RCM Technology, Met/Templeton Growth, MFS Research International, PIMCO Total Return, and Pioneer Fund Portfolios; and (b) Met Series Fund and of its Davis Venture Value, Western Asset Management Strategic Bond Opportunities and Van Eck Global Natural Resources Portfolios, as recited in the current registration statements and reports filed by each under the Act.  Finally, the Section 17 Applicants submit that the proposed substitutions are consistent with the general purposes of the Act.

25.     To the extent that the in-kind purchases by the Insurance Company of the Replacement Funds' shares are deemed to involve principal transactions among affiliated persons, the procedures described below should be sufficient to assure that the terms of the proposed

transactions are reasonable and fair to all participants.  The Section 17 Applicants maintain that

the terms of the proposed in-kind purchase transactions, including the consideration to be paid

and received by each fund involved, are reasonable, fair and do not involve overreaching

principally because the transactions will conform with all but one of the conditions enumerated

in Rule 17a-7.  The proposed transactions will take place at relative net asset value in conformity

with the requirements of Section 22(c) of the Act and Rule 22c-1 thereunder with no change in

the amount of any Contract owner's contract value or death benefit or in the dollar value of his or

her investment in any of the Separate Accounts.  Contract owners will not suffer any adverse tax

consequences as a result of the substitutions.  The fees and charges under the Contracts will not

increase because of the substitutions.  Even though the Separate Accounts, the Insurance

Companies, MIST and Met Series Fund may not rely on Rule 17a-7, the Section 17 Applicants

believe that the Rule's conditions outline the type of safeguards that result in transactions that are

fair and reasonable to registered investment company participants and preclude overreaching in

connection with an investment company by its affiliated persons.  In addition, as stated above,

the in-kind redemptions will only be made in accordance with the conditions set out in the

Signature Financial Group no-action letter (December 29, 1999).

26.	The boards of MIST and Met Series Fund have adopted procedures, as required by

paragraph (e)(1) of Rule 17a-7, pursuant to which the series of each may purchase and sell

securities to and from their affiliates.  The Section 17 Applicants will carry out the proposed

Insurance Company in-kind purchases in conformity with all of the conditions of Rule 17a-7 and

each series' procedures thereunder, except that the consideration paid for the securities being

purchased or sold may not be entirely cash.  Nevertheless, the circumstances surrounding the

proposed substitutions will be such as to offer the same degree of protection to each

Replacement Fund from overreaching that Rule 17a-7 provides to them generally in connection with their purchase and sale of securities under that Rule in the ordinary course of their business. In particular, the Insurance Companies (or any of their affiliates) cannot effect the proposed transactions at a price that is disadvantageous to any of the Replacement Funds. Although the transactions may not be entirely for cash, each will be effected based upon (1) the independent market price of the portfolio securities valued as specified in paragraph (b) of Rule 17a-7, and (2) the net asset value per share of each fund involved valued in accordance with the procedures disclosed in its respective investment company registration statement and as required by Rule 22c-1 under the Act. No brokerage commission, fee, or other remuneration will be paid to any party in connection with the proposed in kind purchase transactions.

27.     The sale of shares of Replacement Funds for investment securities, as contemplated by the proposed Insurance Company in-kind purchases, is consistent with the investment policies and restrictions of the Investment Companies and the Replacement Funds because (a) the shares are sold at their net asset value, and (b) the portfolio securities are of the type and quality that the Replacement Funds would each have acquired with the proceeds from share sales had the shares been sold for cash. To assure that the second of these conditions is met, MetLife Advisers, LLC and the sub-adviser, as applicable, will examine the portfolio securities being offered to each Replacement Fund and accept only those securities as consideration for shares that it would have acquired for each such fund in a cash transaction.

28.     The Section 17 Applicants submit that the proposed Insurance Company in-kind purchases are consistent with the general purposes of the Act as stated in the Findings and Declaration of Policy in Section 1 of the Act and that the proposed transactions do not present any of the conditions or abuses that the Act was designed to prevent.

29.     The Section 17 Applicants request that the Commission issue an order pursuant to Section 17(b) of the Act exempting the Separate Accounts, the Insurance Companies, MIST, Met

Series Fund and each Replacement Fund from the provisions of Section 17(a) of the Act to the extent necessary to permit the Insurance Companies on behalf of the Separate Accounts to carry out, as part of the substitutions, the in-kind purchase of shares of the Replacement Funds which may be deemed to be prohibited by Section 17(a) of the Act.

Conclusion:

Applicants assert that for the reasons summarized above that the proposed substitutions and related transactions meet the standards of Section 26(c) of the Act and are consistent with the standards of Section 17(b) of the Act and that the requested orders should be granted.

For the Commission, by the Division of Investment Management pursuant to delegated authority.

Florence E. Harmon
Deputy Secretary